UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statement dated 23 April 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 23, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 23, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

                                 23 rd  April 2009

Annual General Meeting

Chairman's Statement

Ladies and Gentlemen, good morning and welcome to the Annual General meeting of Barclays for 2009.   I am glad to see so many of you here today and I particularly enjoyed the opportunity of speaking to some of you in the ante room just now.

While the Queen Elizabeth II Conference Centre may not be everyone's cup of tea I know that many of you will be pleased that we are back here again for our meeting today rather than at the Excel Centre where we held our General Meeting in November.

Before we move onto the formal business of the meeting I will, as customary, make a few remarks before asking John Varley to give you a review of the business.  I will then be asking Sir Richard Broadbent, who is our Senior Independent Director and also the Chairman of our Human Resources & Remuneration Committee, to say a few words on remuneration and in particular on how our thinking in this area is developing.  I expect that the speeches will take a little longer than usual but we will, of course, have plenty of time for questions afterwards. Our plan would be to conclude the meeting at around 1.00-1.15pm.

Ladies and Gentlemen, the Annual General Meeting of Shareholders traditionally provides an opportunity for the Chairman to review the events of the past financial year and to seek to put them into context and perspective, particularly as they relate to the future.

Since last year's AGM, so much has happened and so much has changed.  Not just for Barclays, but right round the world and especially in the banking sector.  So I hope you will understand if I dwell in some detail as I make these opening remarks.

Before doing so, however, I would first like to express my sincere regret, and that of all my Board colleagues, for the financial hardship suffered by our shareholders over the last year in terms of the fall in Barclays' share price and in the passing of the final dividend for 2008.  It is a fact that we cannot directly manage our share price which is subject to market forces beyond our control.  We can, however, control the factors which affect our share price and that is what we have striven to do over the past difficult months.

Your Board is also keenly aware that relations with a number of Barclays' larger shareholders, and some of our retail shareholders, have been put under strain during the year as a result of the Capital Raising of last October.  I believe that our governance procedures were robust at all times and that we only ever acted in the best interests of our shareholders.

I recognise that a small number of shareholders will have expressed their unhappiness with events by voting against the appointment of me and a number of directors at this meeting.  It was in the context of the feelings surrounding the Capital Raising that the whole Board exceptionally put itself up for re-election.

In consequence, we recognise that we have more to do to restore good relations with our stakeholders. This process, I believe, is well underway and fortunately there is much for us to be speaking to them about just now.  I give you my personal assurance that we will continue to work hard to strengthen the dialogue as we go forward.

As I look back over the last 12 months it is difficult to do justice to describing the momentous events that have taken place. In the Autumn of last year the failure of a series of banks and financial institutions and in particular the collapse of Lehman Brothers last September resulted in a crisis of confidence in the financial markets which was felt right around the world.

For reasons that are well understood, this crisis led the authorities here in the UK to raise the bar significantly in terms of the levels of capital required to be held by the industry and this resulted in our Capital Raising announced last October. Many of you will have heard me set out in detail last November at the General Meeting to approve the Capital Raising the reasons why the Board took the actions that it did.

Let me repeat, however, how sorry we are that the exceptional circumstances of the time precluded us offering our shareholders full rights of pre-emption in the Capital Raising.  And let me re-affirm here the Board's commitment to the principle and practice of pre-emption.

The crisis of confidence in the financial markets has fed through into the real economy.  With the last quarter of 2008 seeing significant falls in GDP across the major global economies, including the UK.   Governments around the world to their credit have responded in a determined and co-ordinated fashion with substantial reductions in interest rates fiscal measures to boost demand and, more recently, quantitative easing.

We welcome in particular the measures taken to restore confidence in the banking sector which are focussed on ensuring that capital levels are sufficient to withstand tougher economic times but which also include measures to improve both short and medium-term liquidity.   In time these measures collectively will have a positive impact but it is still too early to call the turn.

Given the dramatic nature of these events it is appropriate that we stand back and analyse the causes of the crisis, determine what lessons must be learnt and assess how Barclays has fared.  There have been several excellent pieces of analysis published on the causes of recent events and I would particularly commend that contained in the review produced recently by Lord Turner the Chairman of the Financial Services Authority.

There does seem to be a growing acceptance that the problems of the last 18 months cannot simply be attributed to inappropriate business models or poor risk controls within banks.   Central bankers, politicians, regulators, rating agencies financial intermediaries of all kinds as well as the banks all played their part.   So we must be careful to avoid the mistakes of the past in rushing through changes to regulation and legislation which later have to be amended.

The problems must be placed in the context of global financial imbalances particularly in respect of those countries, typically in Asia running large balance of payments surpluses and those countries, typically in the West running large deficits.  The flow of capital and savings from East to West led to very low real rates of interest which helped fuel what was, in hindsight an asset bubble, particularly in property driven by unsustainable increases in consumption financed by credit.  We also saw increasing investor appetite for yield which resulted in financial innovation which in hindsight did not properly evaluate the risk of the product or take account of a growing systemic weakness.

There is no doubt that the banking industry played a material role in the confluence of factors which led to the crisis.  And clearly the impact of events over the last 18 months will be felt in greater regulation.  Banks will be required to hold more capital than in the past and liquidity requirements will be tightened.  This is right and proper - we cannot allow there to be a repetition of recent events.  As part of the evolving thinking about the future of the banking industry not just in the UK but globally there is emerging an important debate about how banks should be structured.

Have some banks become too big? Are they too complex? Should retail and commercial banking activities be split off and run separately from investment banking activities? And so on.

In our view, it is absolutely proper that these matters should be considered but we also believe that they should be debated coolly and away from the emotionally charged atmosphere which has obtained recently. This process will take time but I should state, for the record that we are firm believers in the benefits of the Universal Banking model such as we operate at Barclays.  When operated well the diversification provided by the Universal Banking model enables us to serve customers all around the world in ways that are convenient to them; facilitates profit resilience and optionality; and also provides capital efficiency.

Different banks have fared very differently in their ability to withstand the turbulence of recent times.  For example, some business models failed, some were badly managed or made poor judgements during the crisis, whilst some have performed better albeit with costs arising from the disruption.   I would place Barclays firmly in the latter camp.  We were one of the few banks which were profitable in 2008 and although the pre-tax profit of just over £6bn included a number of one-off gains the record level of income generation enabled us to more than absorb the credit market-related impairment and write downs that arose during the year.  The Capital Raisings undertaken last year combined with other management actions such as the recently announced sale of our iShares business have significantly strengthened our capital base.   As a result, we were pleased to pass the recent FSA stress test - a rigorous test designed to ensure that our capital ratios are resilient to a severe and prolonged economic downturn.

The consequence of this is that we remain in charge of our own destiny and retain the strategic flexibility to invest in and develop the business in the interests of you, the shareholders.

But there are lessons that must be heeded from the events of the past two years and we are examining whether and where changes should be made to build on our existing governance structures and processes.   This is an area where the dialogue with our shareholders which I mentioned earlier will be helpful to us.   Much debate is taking place on this subject generally and it is being considered specifically in the reviews being carried out  by Sir David Walker for the Government and by the Financial Reporting Council.   It also features in the recently published reviews by Lord Turner and by Jacques de Larosiere, the ex Governor of the Bank of France, on behalf of the European Commission.

The obvious question to be asked is whether the problems that arose in the banking sector in the UK and other countries occurred particularly because of inadequate governance procedures or because such procedures as existed were imperfectly applied - or both.  We at Barclays are analysing what happened and will make improvements where appropriate.  In doing so we will be contributing our thoughts to Sir David Walker and to the Financial Reporting Council and we will also consult our major shareholders and their representative bodies.

As we look to move forward there are several areas that I would draw to your attention.  In terms of Board composition we believe that Bank Boards should have an appropriate balance between those directors with a financial background and those with broad commercial experience.  If we are to take good decisions around the Board table we need both types of experience.  It is clear however that the time commitment of some members of the Board will increase particularly those with Committee responsibilities.  But, we do not believe in a system of full time independent directors: this could lead to a loss of independence and would rule out our being able to attract serving executives from other companies and sectors to become non-executive directors on our Board.

We also believe that Risk Committees have a crucial role to play in the governance structures of Banks.   Barclays has benefited from a strong and well-resourced Risk Committee comprising independent non-executive directors with the agendas of the Committee designed to ensure that they reflect new developments and lessons from the past.  We also ensure that the Committee has access to appropriate support and advice.

Ensuring our remuneration structures are appropriate and aligned with the interests of shareholders is a major component of the work we are undertaking in our review of our governance structures.  And, as I mentioned earlier Sir Richard Broadbent will be making a statement on this later.

From what I have been saying I hope you will understand that we are determined to take advantage of recent experiences and to endeavour in partnership with our stakeholders to be progressive in the way in which your company is governed and managed.  We have always believed that we have a duty to be responsible corporate citizens and John Varley will give details of an important specific example of how we intend to fulfil that duty in the UK when he speaks to you in a few moments.

Before I close I would like to draw your attention to some changes in the Board.  We appointed Simon Fraser as a new non-executive director in March.  Simon has a background in institutional fund management and will bring a valuable perspective to our Board deliberations.  Unfortunately, Simon is currently out of the country on a long pre-standing engagement   and is not able to be with us today.  We have two directors retiring at the close of this AGM - Sir Nigel Rudd and Professor Dame Sandra Dawson.   I would like to thank them both on your behalf for their valuable advice and contributions.   Sir Nigel has served on the Board for 13 years; most recently as Deputy Chairman.   And Dame Sandra has recently completed 6 years in office.   We will miss them and the contributions they have made both on the Board and on various of its committees.  You should also be aware that this will be the last AGM for Steve Russell who retires in October after 9 years' excellent service particularly as Chairman of the Board Audit Committee.

We recognise that the last 18 months have been an extremely difficult time for shareholders.  The recent improvement in our share price is pleasing but there is still much to do.  And I can assure you that the Board is committed to creating the conditions to allow the share price to recover further and to resume dividend payments in the second half of 2009.  Going forward, it will be our policy to pay dividends on a quarterly basis.   For 2009 we intend to make a cash payment in the fourth quarter.   With a final cash dividend for the year being declared and paid in the first quarter of 2010.   In a normal year, there will be three equal quarterly payments with a variable final quarterly payment.  In the light of the current economic and financial environment you should expect our approach to dividends in respect of our 2009  performance to be conservative and to take account of prevailing market conditions at the time.   Looking forward, we recognise the market's desire for us to maintain strong capital ratios.   We therefore expect that the proportion of profits after tax distributed through dividends will be significantly lower than the 50% level which was maintained in recent years.

In conclusion I am pleased to say that Barclays is a strong and profitable bank.  We are in charge of our destiny and we are well placed to take advantage of the opportunities that will undoubtedly emerge as a result of the restructuring of the industry that is occurring.  There are opportunities in the market to grow risk-adjusted profits and we must manage the business through the current problems whilst taking advantage of them.   The difficult economic times will pass and when they do we are determined to repay the faith that you, as shareholders, have shown in us.

Ladies and Gentlemen, I have spoken to you for longer than usual as I indicated I would at the outset.  I have done so partly in recognition of the extraordinary events of the past year but partly also because I wanted to convey to you a sense of how keenly your Board has felt the responsibility of its stewardship of this great company in these difficult times.

Thank you.

I would now like to ask John Varley to address you with his review of the business.

Chief Executive's Statement

Good morning ladies and gentlemen. Thank you for being with us. I'm going to talk for about fifteen minutes this morning. Before I do so, I would like to show you a short video which Bob Diamond, Frits Seegers and I have made for today which talks about Barclays, our ambitions for the Group, how we've fared during the last twelve months, and the business strategy that we are pursuing.

On the front page of the Annual Report that we released last month, I said: "we thank our customers and clients for the business they directed to Barclays in 2008…High levels of activity on their behalf enabled us to report substantial profit generation in difficult conditions."

The most important thing for me to say today, on your behalf as the owners of Barclays is that we know our customers and clients have choice and we appreciate greatly that they choose to do their business with Barclays. We do not take their business for granted because we know that we must continue to earn their trust, every day.

The Chairman has already commented on the brutal environment in which we've been operating over the last two years. I will give you my thoughts on the implications of the crisis for the industry overall and for Barclays in particular. Although it seems to us that the worst of the crisis in the banking sector is now behind us, there will no doubt be further thunder and lightening from time to time and meanwhile we now confront an equally ugly, if more familiar, crisis in the real economy with most of the major economies in the world where Barclays does business now being in recession.

This recession feels deep, and prolonged. It's clear that the exceptional measures taken by governments and central banks around the world will help stabilise economies, and prompt growth in due course. But we need to be realistic about when the inflection point will come and it seems to us likely, with unemployment rising in many parts of the world, that we're going to be living in difficult times, at least for another year.

By one standard that is a very gloomy thing to say, not least because the world has been battling with this crisis already for almost two years. But the crisis is unique; it is unique in its ferocity; in its duration and in its synchronisation. The economic slowdown has hit virtually every country and every continent around the world, at more or less the same time. That, of course, is a consequence of globalisation. And that describes what we are experiencing: it is the first truly global financial crisis in history.

But it would be easy, as the storm rages, to lose sight of the progress made by the world during the past two decades much of which was also driven by globalisation. We must protect the good things that have happened over the course of the last twenty years, whilst avoiding the bad. The liberalisation of markets; and the reduction in trade barriers represent positive expressions of globalisation. These have created standards of living in the developed world that were unimaginable to our parents, and certainly to our grandparents and they have created wider employment opportunities, higher economic growth, and the alleviation of poverty, in many parts of the developing world.

To prevent another crisis like this, we must be clear about its causes. The Chairman has talked about those. It's also clear to us that there is growing consensus around the world as to the ingredients of the remedy. The list is quite long, but it includes:-

•	strengthening macro prudential supervision (that is: looking at risks across banks, not just within individual banks);

•	improving the regulation and transparency of liquidity in the banking system;

•	ensuring that the rights of depositors are well protected;

•	introducing a new regulatory environment for the credit rating agencies;

•	reviewing compensation practices and policies in the industry; and

•	creating consistency of accounting standards and definition across the world.

The items on that list will, I think you'll find, feature in many of the assessments by individuals and institutions (the Financial Stability Forum and the Turner Review would be two) who are anxious, as we are, to prevent a recurrence of the crisis.

The measures being taken by governments and central banks should be thought of as a means to an end. The end is very simple. It is the restoration of confidence. When confidence returns, people will start buying things again, in the belief that it's safe to do so, because asset prices have bottomed. They'll start buying things again, because they have confidence in their employment outlook. They'll start buying things again because they know that the infrastructure and systems supporting the market have stabilised. What role do banks have to play in all of this? Banks must start by acknowledging the impact of recent events. They need to show self awareness, and to build trust. That will earn them the right to contribute to decisions which will be taken over the coming months decisions which must prevent a recurrence of the credit crunch. The most socially valuable function of a bank is to help its customers take appropriate risk - for example, borrowing to pay for a home, a university education or a business start-up.

A vital ingredient of economic stabilisation and regeneration is that banks continue to facilitate appropriate risk taking by households and businesses. So, at the heart of the solution to the credit crunch lies the banks recommitting to the core functions of deposit taking, maturity transformation, credit extension and helping their customers take, and manage, risk.

Let me turn now to what these things imply for Barclays in particular, rather than the industry in general. We must, as the Chairman has said, concentrate on creating the conditions in which the stock market can, in time, place a higher value on our shares and that means concentrating on resilient financial performance, which is what we delivered in 2008. Of course, at the time that we announced our results, we were not able to see clearly how those results would compare with those of our major competitors. We now have the benefit of that comparison and whether measured by total profit, by cost income ratio, by income growth or by return on capital Barclays was typically first, second or third during 2008 in the most demanding international peer group that we can construct. As with many members of that peer group, Barclays financial performance last year did benefit from various one-off items. We described those in quite a lot of detail at the time of our results announcement in February. Where we had the opportunity of making exceptional profit, for example, from selling non core components of the portfolio such as the Closed Life business or our stakes in Visa we did so, partly because these moves generated capital. But with or without the one-offs, Barclays was solidly profitable during the year, and that performance mainly reflected operating profit generation.

We have for some time now been pursuing a strategy of strengthening our income quality by diversifying our business. Diversification served us well in 2008. It enabled us to generate income at record levels (for which, as I said earlier, we have our customers to thank). That income enabled us to moderate the impact both of increased write-downs and impairment - which were substantial and of the lower volumes in some areas that resulted from the credit crunch. As the crisis unfolded during 2008, we focused our attention on three simple, but fundamental, objectives: staying close to customers and clients, managing our risk, and maintaining strategic momentum.

In the area of staying close to customers and clients, the needs and the opportunities were significant. In 2008 we increased our UK lending activities in mortgages (where we had a market leading 36% share of new lending) and with small and medium enterprise clients. Customer numbers have grown significantly in Global Retail and Commercial Banking. We now serve over 48m customers around the world, which is up from 32m at the time of the formation of GRCB in mid 2006. In the midst of the market disruption and significant volatility we sharply increased client-driven activity levels in Barclays Capital, in rates, currencies, commodities, emerging markets and prime services. These all represent areas where our customers and clients have significant needs and demands, and where we can continue to respond, even in the economic downturn.

That's what lies behind our income performance in 2008; and we are seeking to do the same in 2009. Indeed, we believe that the collective impact of strategic steps taken in 2008 will continue to provide quite significant income opportunities in 2009 and beyond. Here I'm referring to the acquisitions of the Goldfish credit card business in the UK; of Expobank in Russia; of Akita Bank in Indonesia; and, of course, of the Lehman business and to the organic development of our businesses in Western Europe, and in India and Pakistan.

In the area of managing and controlling our risk, we set out a lot of detail in the Annual Report. We are intensely focused on the exposures that we have in our balance sheet and on the impairment, and the volume risks, created by the severe downturn. Understanding those risks, and managing them actively, was central to our strategy over the past year and, of course, it remains so in 2009.

2009 is going to be another difficult year for the industry. Our focus will be the same as it was in 2008: staying close to customers and clients, managing our risk, and maintaining strategic momentum. This is a year in which we must make the right trade-off between growth and risk. To be clear, we intend to take advantage of the changed competitive landscape, and to drive hard the opportunities we've created over the last couple of years but in doing so, we will focus on returns before growth.

So, we're very preoccupied:-

•	With the quantity of risk weighted assets and the returns they generate

•	With the size of our balance sheet and the scale of leverage

•	With ensuring that customer liabilities grow in line with customer assets

•	With the relationship between income and cost (because recurring core profitability is central to our ability to strengthen our capital ratios and to pay dividends); and

•	with maintaining capital ratios that are well in excess of what are required of us by our regulators around the world

These things rank ahead of growth in 2009.

While we are very focused on the day-to-day management of our businesses, we must also keep an eye on the future. So let me talk for a minute or two about our framework for moving the strategy forward. Lots of commentators say that the financial services industry is at an inflection point. And it's clear that many things in the future will be different. As markets and regulation continue to evolve, so will our strategy. But there are many parts of the strategy which remain appropriate for the new environment.

I'll start by describing the elements of our strategic framework that remain unchanged.  The first is responsible corporate citizenship. As the Chairman said, we must behave constructively to help our customers and clients as they cope with the economic downturn; and governments and supervisors as they deal with the effects of the financial crisis. These considerations lie behind our decision, which I'm pleased to announce to you today to increase lending to UK customers and clients by £11bn over the record year-end balances of 2008. This lending will be aimed directly at households and businesses in the UK, and represents a significant increase in the support we already provide to our customers here.  We acknowledge the role we can play in helping restore sustainable growth to the UK economy, including by supplying credit, appropriately, to customers affected by the withdrawal of certain lenders from the market doing so, of course, on risk terms that make sense to our shareholders.

As you've heard, we believe in the universal banking model and our goal remains to be one of the leading universal banks in the world. That ambition has certainly been helped by the extraordinary shift in the competitive landscape over the last eighteen months. We will continue to seek opportunities to diversify our portfolio. To do that, we need strategic and operational manoeuvrability. We recognise that we must, at all times in the cycle, keep the alignment between the company and its shareholders as close as possible. To be precise, that alignment must be based on a common set of commercial objectives, governing risk management and control, and capital allocation. The view that your Board has taken is, as you know, that we can best safeguard that alignment by being able to make such judgements from a position of independence. Our objective, through time, is to ensure that the economic consequences of our decisions about independence are reflected in our profit performance, and in our resulting ability to pay dividends.

So where does our strategic framework need to change given the events of the last two years? There are changes in the areas of dividends, capital ratios and compensation policy. Let me talk briefly about those.

We know that we must spell out our dividend policy for the new environment and the Chairman has described that to you.

In the area of capital, we're now running, and managing to, higher capital ratios. We expect the regulatory requirement for higher capital ratios to continue for some time. We will take account of that fact in how we distribute capital within the Group and in how we manage our composite returns on capital. We must also focus on the aggregate size of our balance sheet. Our intention is to reduce leverage through time. The effect of these initiatives will be to help us hold our capital ratios well above the regulatory minima protecting the loss absorption buffer that is such an important ingredient of prudent banking in an unpredictable world.

The compensation environment is changing. We understand that.

You will hear, soon, from Sir Richard Broadbent about our thinking in this area.

If we deliver on these things, then we will be able to take full advantage of the changes in the competitive landscape that I've referred to. We believe these materially increase the future opportunities available to Barclays.

Finally, let me give you a brief update on current trading. Because these are unusual times, we intend, in our Interim Management Statement (which we will publish on 7 May), to give fuller detail on our first quarter performance than we would ordinarily do. But meanwhile, I can tell you, today, that we've had a good start to the year. In the first quarter of 2009, our financial performance is well ahead of the prior year period meaning that we've made good profits, and generated equity as a result.

Thank you for listening so patiently. I'll hand you back, now, to the Chairman.

Statement by Sir Richard Broadbent, Senior Independent Director and Chairman of the Board HR & Remuneration Committee

Thank you Chairman.   Remuneration is a topic brought sharply into focus by the events of the last two years. I am glad to have the opportunity to address it today in more depth than usual. I will divide my comments into three parts: First, some general observations about remuneration in the industry, then some comments on how we tackled the issue in 2008 and finally, an outline of how we are taking forward our thinking for 2009 and beyond.

First, some general observation about the industry. Let me begin by saying that I understand the strength of feeling about remuneration issues in the industry. I know it is widely believed that remuneration contributed to excessive risk taking in the banking industry; and that remuneration is too high. And within the industry at large, it is certainly the case that some plans may have paid out too soon, some plans may have focussed too much on revenue rather than profit, some plans may have paid out too much; and some plans may have given too much contractual protection in the event of disruption (ie risk was not appropriately shared).   But - we must beware jumping to conclusions. At a practical level we have to recognise that where there is a market - and there is a market for talent in the world - the purchaser cannot simply choose what to pay; and while undisciplined remuneration policies can exacerbate weak business strategies, the different experience of different banks in the current crisis does not seem closely related to remuneration policies. Strategy, operational management and risk control all appear play a much larger role.

What these practicalities point to is the general point - that to build a UK based global industry requires competing globally for talent in an economic environment determined by competitors, governments and regulators. That is not an excuse for over-paying or for poor discipline. But it is the context in which we must exercise judgement.

In that context, what Barclays believes is important is to be clear about principles; to operate in accordance with them, within the wider framework I have just referred to; and to be ready, perhaps as now, to exercise leadership when opportunities arise.   So if I turn now from the industry at large to Barclays in particular, what are our principles? They are, and continue to be, as follows: we are ready to pay for the performance we want and need - but not for under-performance or the performance we don't want; we insist on discipline, in targets and assessment against target over time; and we judge ourselves against the best in the industry.

How did we perform against these principles in 2008?   In terms of performance, Barclays at one level performed very well in 2008 - over six billion pounds of pre-tax profit. Probably one of the top handful of banks in the world in terms of performance but there were larger than usual one-off items. And through the lens of our share price performance and our decision not to pay a final dividend, Barclays performance in 2008 was disappointing, both to the Board and to shareholders. What did this mean for remuneration? It meant that while headline profits fell by 14%, variable remuneration fell 48%. It meant that approximately 15,000 employees had a significant part of their total remuneration delivered by means of a new two year plan designed to reward future service - which meant less immediate remuneration. Not least because we ensure that our compensation schemes include a significant proportion of equity, Barclays employees at all levels lost in total two billion pounds of personal wealth during 2007 and 2008. And it meant that the annual bonuses at Executive Director level were zero. Within our business, where profit performance was weaker, senior management bonuses were also significantly lower.

That was our approach in 2008. Looking forward to 2009 and beyond we are conducting a complete review of remuneration. We want to make sure that our remuneration policies evolve appropriately in a changing business environment. In particular we need to ensure: first, that remuneration is appropriately structured to deliver shareholder value (which means being clear for example about the balance between incentivising return on capital as opposed to profit growth). Second, that our pay for performance systems operate effectively. Third, that our remuneration is well governed and controlled; and finally that our approach to remuneration is sensitive to the views of, and explicable to, all our stakeholders notably shareholders and employees.

These are challenging goals. We remain thoughtful about how best to deliver them. We need to be mindful of developments in the industry overall and of guidelines such as those laid out by the FSA; but we will also be willing to innovate where we conclude it is appropriate. We expect to complete the review later this year. Its outcome will be used for 2009 pay awards. We will be consulting with our shareholders in the course of the year. Where shareholder approvals are required, these will be put before you at our next AGM.

I will take this opportunity today to update you on our progress. Reflecting the goals of the review, our key areas of focus are: the metrics on which compensation is based - that is, how is the performance we are rewarding measured? The appropriate quantum of reward for defined performance; the risk associated with performance - that is, should compensation be deferred, and should it be made conditional after award? The structure of compensation - this means how best to ensure that in aggregate the interests of shareholders and employees are aligned; and finally, the governance of remuneration - who inputs into remuneration decisions and how decisions are made.

If I was asked now what might be the likely direction of travel across the industry, I would say this: the metrics against which remuneration will be delivered will be more broadly based and will give priority to both returns and risk adjusted profit. Overall levels of incentive remuneration will be responsive to new regulatory capital requirements, balance sheet leverage and risk tolerance. Levels of deferral will rise, particularly for the higher paid.  Deferrals may become subject to performance hurdles. The use of equity in deferral plans will increase; and there will be more input from the risk function in the design of remuneration arrangements.

Thank you for listening to what I recognise is quite a long set of remarks but we recognise the importance attached to the subject, not least by you, our shareholders. I hope the detail is useful to you. Marcus.

           For further information please contact

ANALYSTS AND INVESTORS

Stephen Jones                                                                     +44 (0)20 7116 5752

Neil Temple                                                                          +44 (0)20 7116 2928

MEDIA

Alistair Smith                                                                        +44 (0)20 7116 6132

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the North American investment banking and capital markets operations of Lehman Brothers into Barclays business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission.